June 28, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Two Roads Shared Trust

Ladies and Gentlemen:

Enclosed for filing on behalf of Two Roads Shared Trust (“Trust”), a newly organized open-end management investment company, is the Trust’s initial registration statement under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”) on Form N-1A (“Registration Statement”). The Trust also has separately filed a Notification of Registration under the 1940 Act on Form N-8A today.

The Registrant proposes to commence a public offering of the Trust’s shares on or about September 15, 2012. A review of the Registration Statement with this date in mind would be appreciated. Certain items required to be contained in the Registration Statement, including the exhibits thereto, will be completed and filed in a pre-effective amendment to the Registration Statement.

Note that the Belvedere Alternative Income Fund’s adviser is proposing an alternative to the typical fulcrum fee arrangement where the base fee is not adjusted for the first twelve months. The adviser’s proposal is that for the first twelve months of operation the performance fee is calculated and accrued on a daily basis, but such fee is not paid until the end of the initial twelve month period. The fulcrum fee calculation methodology is more fully described in the Belvedere Alternative Income Fund Prospectus.

If you have any questions relating to this filing, please do not hesitate to contact me at  (415) 762-2854.

Sincerely,

/s/ Aisha J. Hunt

Aisha J. Hunt